SilverCrest Announces Receipt of General Explosives Permit and Water Rights; Finalizes Ownership in Mining Concessions for Las Chispas

TSX-V: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC – August 22, 2019 - SilverCrest Metals Inc. (“SilverCrest” or the “Company”) is pleased to announce that it has received approval from the Secretaria de la Defensa Nacional (“SEDENA”) for the operational storage and use of explosives (the “General Explosives Permit”) at the Las Chispas Project (“Las Chispas”) in Sonora State, Mexico. Prior to receiving the General Explosives Permit, the Company held a temporary explosives permit for construction until late June 2019. The General Explosives Permit is valid for the Life-Of-Project while exploring, developing or potentially producing and is subject to various standard purchase, consumption, reporting and safety provisions. The receipt of this permit allows SilverCrest to further advance underground exploration for the Babicanora Vein in both the Santa Rosa Decline and Babicanora Historic Adit. SilverCrest has also acquired local water rights for Las Chispas, which are transferrable to a more efficiently located operational well(s) at the Company’s discretion. The Company is also pleased to announce that it has exercised its last outstanding option agreement to fully acquire the remaining four of the 28 concessions at Las Chispas, thereby obtaining 100% ownership in all Las Chispas mining concessions containing vein mineral resources.

N. Eric Fier, CPG, P.Eng, and CEO, remarked, “We continue to de-risk Las Chispas by achieving several significant milestones that are timely and noteworthy as we move forward to a construction decision, including; 1) the receipt of the General Explosives Permit with continuation of the planned underground exploration in the Babicanora Vein (Area 51 zone) and ongoing rehabilitation of the Babicanora Historic Adit for a secondary access to the vein, 2) acquisition of water rights, and 3) attaining 100% ownership of our mining concessions across all vein mineral resources.”

“Also, with the rainy season in Sonora coming to an end, the Company is ramping back up from 14 drills to 17 over the next month. The Company estimates completion of an additional 50,000 metres of drilling in H2 2019, allocating 15 drills on surface and two (2) underground. With more than 100 drill holes awaiting assay results for release, an aggressive H2 2019 drill program, ongoing work related to the Feasibility Study, and a cash position of C$49 million, SilverCrest is well positioned through the balance of the year and into 2020.”

While waiting for receipt of the General Explosives Permit, approximately 1.5 months, the Company reallocated operational resources for underground enhancements and additional rehabilitation at both the Babicanora and Las Chispas areas in preparation for further development work, which has now recommenced with drifting on the Babicanora Vein. SilverCrest continues to advance the extensive work program required to deliver a Feasibility Study for Las Chispas, targeted for H1 2020. The Company is well funded to complete the main work program through the end of 2019, including:

•	Santa Rosa Decline: Completion of an estimated 1,500 to 2,000 additional metres of vein drifting in the Babicanora Vein, Area 51 zone, with subsequent underground infrastructure and continued stockpiling of mineralized material. This underground development will give the Company a better understanding of grade reconciliation, access to high-grade material for detailed metallurgical test work, and will allow for shorter, less expensive underground in-fill and expansion drilling.
•	Babicanora Historic Adit: Completion of an estimated 300 metres of adit and drift rehabilitation for accessing the Babicanora Vein in the Babicanora Central zone. Mineralized historic underground backfill and stockpiles will be mined and stockpiled along with the mineralized material from the Santa Rosa Decline.
•	In-Fill Drilling: Approximately 30,000 additional metres of in-fill drilling are budgeted for H2 2019. This drilling is critical to improve the confidence in the current resources for conversion to Measured and Indicated categories with potential inclusion in an initial reserve estimate for the Feasibility Study.
•	Expansion Drilling: Approximately 20,000 additional metres of expansion drilling are budgeted for H2 2019. This program is drill testing the potential expansion of the current resource base and new target areas. In particular, the Company is looking to expand mineralization in the Babicanora Vein to the southeast and toward the surface, the Babicanora Norte Vein to the northwest and to depth, the Babi Sur Vein to depth, the Las Chispas veins along strike and to depth, the La Victoria Vein to the southeast, and conduct initial testing of the Babi Vista, Amethyst and Chiltepin veins.
•	Hydrology: Establish operational wells and infrastructure using the newly acquired water rights.
•	Geotechnical Study: Complete geotechnical and rock mechanic test work and analysis for mine design to be presented in the Feasibility Study.
•	Metallurgy: Detailed metallurgical work continues with a focus on optimizing silver and gold recoveries from results reported in the Las Chispas Preliminary Economic Assessment of silver recoveries at 89.9% and gold recoveries at 94.4%. Test work continues to suggest the potential for improvement from the numbers used in the Las Chispas Preliminary Economic Assessment as the process flow sheet is refined for the Feasibility Study.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.
SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico’s historic precious metal districts. The Company’s current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metals mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS
This news release contains “forward-looking statements” within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company’s exploration and drilling programs of the Las Chispas Property, including permitting for various work, metallurgical test, and optimizing and updating the Company’s resource model and preparing a feasibility study; the accessibility of future mining at the Las Chispas Property and satisfaction of general explosives permit requirements. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the reliability of mineralization estimates, the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; issues in satisfying general explosives permit requirements and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng	For Further Information:
Chief Executive Officer
SilverCrest Metals Inc.	SilverCrest Metals Inc.
	Contact:	Jacy Zerb, Investor Relations Manager
	Telephone:	+1 (604) 694-1730
	Fax:	+1 (604) 357-1313
	Toll Free:	1-866-691-1730 (Canada & USA)
	Email:	info@silvercrestmetals.com
	Website:	www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

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